# Tomkins First Quarter 2003 Results

22 May 2003

Tomkins

## Financial Review

Ken Lever, Chief Financial Officer

# Information Presented

- Period:
  - Q1 2003 – 95 days to 5 April 2003
  - Q1 2002 pro forma – 98 days to 30 March 2002
- US dollar and US GAAP information
- Abbreviated note disclosure
- Average exchange rates:
  - Q1 2003 £1=$1.59
  - Q1 2002 £1=$1.43
- Balance sheet exchange rates:
  - Q1 2003 £1=$1.56
  - Q1 2002 £1=$1.43

# Financial Highlights

- Reported sales of £819.5m (Q1 2002: £862.4m)
  - Underlying increase of 5.9%
- Reported operating profit of £67.4m* (Q1 2002: £71.4m)
  - Underlying rise of 9.4%
- Strong performance from I&A
  - Underlying sales up by 10.0%
  - Underlying operating profit* up by 26.5%
- Strong net cash: £171.5m (31 Dec 2002: £157.6m)
- US operating income** was $111.3m (Q1 2002: $83.8m)

** Before operating exceptional items and goodwill amortisation*

*** Before goodwill amortisation*

# Summary Profit & Loss Account

| £'m | Q1 '03 | Q1 '02 |
|---|---|---|
| Sales | 819.5 | 862.4 |
| Operating profit including associates | 59.0 | 59.5 |
| Profit on disposals | 2.5 | - |
| Profit before interest | 61.5 | 59.5 |
| Net interest | (0.5) | 2.1 |
| Profit before tax | 61.0 | 61.6 |
| Tax | (16.4) | (16.2) |
| Profit after tax | 44.6 | 45.4 |
| Basic earnings per share (p) | 4.28 | 4.42 |

Tomkins

# Sales Bridge


£m
862.4
-17.9
Disposals
Currency
-71.8
Industrial &
Automotive
+47.6
-2.5
Air Systems
Components
Engineered &
Construction
Products
+1.7
819.5
Underlying
sales change
+5.9%
Q1 '02
Q1 '03

- **Dollar decline masks overall improvement**
- **Strong growth in Industrial & Automotive drives underlying sales increase**

Tomkins

# Operating Profit

| | Q1 '03 | | | Q1 '02 | | |
|---|---|---|---|---|---|---|
| £m | Before operating exceptional items | Operating exceptional items | After operating exceptional items | Before operating exceptional items | Operating exceptional items | After operating exceptional items |
| Industrial & Automotive | **50.9** | (1.6) | 49.3 | **46.6** | (9.2) | 37.4 |
| Air Systems Components | **6.9** | (1.4) | 5.5 | **11.9** | - | 11.9 |
| Engineered & Construction Products | **14.3** | (2.9) | 11.4 | **16.0** | - | 16.0 |
| **Total of business groups** | **72.1** | **(5.9)** | **66.2** | **74.5** | **(9.2)** | **65.3** |
| Centre | **(4.7)** | - | (4.7) | **(3.1)** | - | (3.1) |
| Total before goodwill amortisation | **67.4** | (5.9) | 61.5 | **71.4** | (9.2) | 62.2 |
| Goodwill amortisation | **(2.5)** | - | (2.5) | **(2.7)** | - | (2.7) |
| **Total** | **64.9** | **(5.9)** | **59.0** | **68.7** | **(9.2)** | **59.5** |

- **Rationalisation cost overruns cause lower profit in Air Systems Components**

# Operating Profit* Bridge


£m
Disposals
-1.0
-8.1
Currency
Restructuring
+2.5
+10.8
Industrial &
Automotive
Air Systems
Components
-3.7
+0.5
Engineered &
Construction
Products
Central
Costs
-1.7
62.2
61.5
+9.4%
Q1 '02
Q1 '03

- **Underlying improvement due to Industrial & Automotive**
- **Dollar weakness continues to impact reported profit performance**

*before goodwill amortisation, including share of associates

# Operating Margins (before goodwill)

| | Q1 '03 | | Q1 '02 | |
|---|---|---|---|---|
| £m | **Before operating exceptional items** | **After operating exceptional items** | **Before operating exceptional items** | **After operating exceptional items** |
| Industrial & Automotive | **9.9%** | 9.6% | **9.0%** | 7.3% |
| Air Systems Components | **6.0%** | 4.7% | **9.0%** | 9.0% |
| Engineered & Construction Products | **7.5%** | 6.0% | **7.4%** | 7.4% |
| **Total of business groups** | **8.8%** | **8.1%** | **8.6%** | **7.6%** |

- **Improvement in Industrial & Automotive towards 10 per cent**
- **Air Systems Components affected by additional costs of plant rationalisation**
- **Engineered & Construction Products margin holds up**

# Industrial & Automotive


North American monthly automotive sales and production
2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Jan
Feb
March
April
May
June
July
August
Sept
Oct
Nov
Dec
2002 Prod
2003 Prod
2002 Sales
2003 Sales
2003 production forecasts from CSM, May 2003

| £'m | Q1 '03 | Q1 '02 |
|---|---|---|
| Sales | 512.4 | 515.6 |
| Operating profit* | 50.9 | 46.6 |
| Operating margin* | 9.9% | 9.0% |

**before goodwill and operating exceptional items*

- Generally flat AOE markets
- Good aftermarket demand
- Market share gains
- Underlying sales increase of 10.0% due largely to aftermarket
- Underlying operating profit up 26.5%
- Further benefit from SMIs and focus on lean

# Air Systems Components


North American construction square footage
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2002 Res
2003 Res
2002 Non-Res
2003 Non-Res

| £'m | Q1 '03 | Q1 '02 |
|---|---|---|
| Sales | 115.8 | 131.8 |
| Operating profit* | 6.9 | 11.9 |
| Operating margin* | 6.0% | 9.0% |

*before goodwill and operating exceptional items*

- **US non-residential down 13% in Q1**
- **Mixed signals in residential**
- **Underlying sales down 2.1%**
- **Production disruption caused by plant rationalisation programme**

Tomkins

# Engineered & Construction Products


Index of US Industrial Production
112
111
110
109
108
107
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2002
2003

| £'m | Q1 '03 | Q1 '02 |
|---|---|---|
| Sales | 191.3 | 215.0 |
| Operating profit* | 14.3 | 16.0 |
| Operating margin* | 7.5% | 7.4% |

**before goodwill and operating exceptional items*

- Weakening markets
- Underlying sales ahead 0.9%
- Underlying operating profit up 3.5%
- Plant integration in UK

# Cash Flow

| £'m | Q1 '03 | Q1 '02 |
|---|---|---|
| Net cash inflow from operating activities | 52.1 | 116.4 |
| Capital expenditure (net) | (30.5) | (28.6) |
| **Operating cash flow** | **21.6** | **87.8** |
| Tax, interest and dividends | (10.0) | (6.1) |
| Other movements | (4.4) | (6.6) |
| **Net cash flow before disposals** | **7.2** | **75.1** |
| Disposals | 3.8 | 6.1 |
| Translation | 2.9 | 1.3 |
| **Net cash flow** | **13.9** | **82.5** |
| Opening net debt | 157.6 | 40.9 |
| **Closing net cash** | **171.5** | **123.4** |

- **Increase in net cash to £171.5m**
- **Working capital change due to timing and sales mix**

# Results under US GAAP – Summary Profit & Loss Account

| $'m | Q1 '03 | Q1 '02 |
|---|---|---|
| Net sales | 1,305.5 | 1,233.2 |
| Operating income | 111.3 | 70.8 |
| Interest income | 6.2 | 18.9 |
| Interest expense | (5.3) | (14.6) |
| Income from continuing operations before taxes and minority interests | 112.2 | 75.1 |
| Income taxes | (28.7) | (21.9) |
| Income before minority interests and income from associates | 83.5 | 53.2 |
| Minority interest | (3.7) | (2.3) |
| Equity in net income of associates | 0.6 | (0.1) |
| Net income | 80.4 | 50.8 |
| Basic earnings per share (c) | 8.51 | 4.78 |

# Results under US GAAP – Segmental Analysis

| | Q1 '03 | | Q1 '02 | |
|---|---|---|---|---|
| **$m** | **Sales** | **Operating Income** | **Sales** | **Operating Income** |
| Industrial & Automotive | 816.3 | 82.6 | 737.2 | 48.9 |
| Air Systems Components | 184.5 | 8.9 | 188.5 | 17.3 |
| Engineered & Construction Products | 304.7 | 22.8 | 307.5 | 24.5 |
| **Total of business groups** | **1,305.5** | **114.3** | **1,233.2** | **90.7** |
| Centre | - | (3.0) | - | (6.9) |
| **Total before goodwill amortisation** | **1,305.5** | **111.3** | **1,233.2** | **83.8** |
| Goodwill amortisation* | - | - | - | (13.0) |
| **Total** | **1,305.5** | **111.3** | **1,233.2** | **70.8** |

** Tomkins adopted SFAS 142 "Goodwill and Other Intangible Assets" with effect from 1 May 2002. Goodwill is no longer amortised but is subject to an annual impairment test each December.*

# Outlook

Jim Nicol, Chief Executive Officer

# Outlook

- Same outlook
  - Market conditions in 2003 overall not anticipated to change significantly from our view in March prelim announcement
- Continue self-help
  - Manufacturing excellence
  - Process and product innovation
- Maintain solid financial foundation
- Pursue acquisition opportunities

## Tomkins First Quarter 2003 Results

22 May 2003